As filed with the Securities and Exchange Commission on October 9, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company (Issuer))

FIREPOND, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

COMMON STOCK CUSIP 318224 10 2
(CUSIP Number of Class of Securities)

KLAUS P. BESIER
CHIEF EXECUTIVE OFFICER
FIREPOND, INC.
8009 SOUTH 34TH AVENUE
MINNEAPOLIS, MN 55425
Telephone: (952) 229–2300
Facsimile: (952) 229–2500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
John B. Steele, Esq.
McDermott, Will & Emery
28 State Street
Boston, MA 02109
Telephone: (617) 535-4000
Facsimile: (617) 535-3800

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The following press release was issued by Firepond, Inc. on October 9, 2003. Firepond stockholders should read Firepond’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the company with the Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the company with the SEC will be available without charge from the SEC’s website at www.sec.gov.

Firepond Announces Agreement to be Acquired for $3.16 Per Share

     MINNEAPOLIS—(BUSINESS WIRE)—Oct. 9, 2003—Firepond, Inc. (Nasdaq: FIRE–News), a leading provider of configuration, interactive selling, and multi-channel customer service solutions, announced today that it has entered into a definitive agreement pursuant to which an affiliate of Jaguar Technology Holdings, LLC has agreed to acquire all of the outstanding equity of Firepond for $3.16 per share in cash, or an aggregate cash purchase price of approximately $11.7 million.

     Klaus Besier, Chief Executive Officer of Firepond, stated, “Firepond continues to be focused on our stockholders, employees and customers. This is an important transaction for Firepond and we are pleased to make this announcement. The acquisition by Jaguar Technology Holdings helps to ensure Firepond’s ability to continue supporting our customers’ strategic investment in Firepond technology. With this transaction, we provide attractive value to our stockholders, together with opportunities for our employees and customers.”

Transaction Terms

     The transaction contemplates that Jaguar will commence a tender offer on or before October 22, 2003, and under certain circumstances (including in the event that less than 90% of the outstanding shares are tendered pursuant to such tender offer), that the transaction would be subject to a vote of Firepond’s stockholders. The transaction is subject to a number of closing conditions, and is expected to be consummated before December 31, 2003 in the event that the tender offer is consummated for at least 90% of the outstanding shares.

     Stockholders owning or controlling approximately 46.8% of all outstanding shares of Firepond have agreed, among other things, to tender their shares and, if required, to vote in favor of the merger.

     This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Firepond, Inc. common stock. Jaguar Technology Holdings has not commenced the tender offer for shares of Firepond common stock described in this announcement. Upon commencement of the tender offer, Jaguar Technology Holdings will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Firepond will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from Firepond, Inc. by directing a request to Firepond, Inc., 8009 S. 34th Avenue, Suite 1000, Minneapolis, MN 55425, Attention: Investor Relations.

     Assuming consummation of the transaction, Firepond will be a wholly owned subsidiary of Jaguar Technology Holdings, LLC, a private company that seeks acquisitions and strategic relationships in the technology sector.

About Firepond, Inc.

     Firepond provides configuration, interactive selling and eService software solutions that help companies more profitably acquire and retain customers. The complementary configuration, guided selling, on-line customer service, and response management applications incorporate proven intelligence engines and patented automation technology. Firepond’s solutions help drive new revenue streams, increase profitability, and manage customer interactions across all channels throughout the sales and service cycle. Firepond is headquartered in Minneapolis, Minnesota with additional offices in Paris, France and Tokyo, Japan. For additional information about Firepond visit www.firepond.com.

     Portions of this release contain forward-looking statements regarding future events and are subject to risks and uncertainties. We wish to caution you that there are some factors that could cause actual results to differ materially from the results indicated by such statements. These factors include, but are not limited to: the ability of the parties to satisfy the conditions to closing the merger, economic and other factors affecting the demand for e-business sales and service solutions; difficulties with the implementation and integration of Firepond products; market acceptance of Firepond’s products and their components in chosen vertical industries; uncertainty, costs, and potential damages associated with material litigation; our ability to attract and retain qualified personnel; quarterly fluctuations in operating results attributable to the timing and amount of orders for our products and services; our ability to keep pace with changing product requirements; difficulties and financial burdens associated with acquisitions; and other risks detailed in our filings with the Securities and Exchange Commission, including our Form 10-K filed in January and Forms 10-Q filed in March, June, and September copies of which may be obtained through the SEC’s website at. www.sec.gov.

     Firepond and Firepond product names are trademarks of Firepond, Inc. All other product or company names are the properties of their respective owners.

Contact:

Firepond, Inc., Minneapolis Kristi L. Smith, 952-229-2354 Fax: 952-229-2475 kristi.smith@firepond.com